Document Control
No Act
P.E. 11-12-02
0-32651

UNITED STATES
[redacted]S AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATIC

02064979

November 13, 2002

Act	1934
Section	10, 11, H
Rule	10a-1, 14e-5, 10b-10, 10b-17, 11d1-2
Public Availability	11/13/02

Edward S. Knight, Esq.
Executive Vice President & General Counsel
The NASDAQ Stock Market, Inc.
1801 K Street, NW
Washington, DC 20006

Re: Exemptive Relief for Exchange Traded Funds
File No. TP 03-19

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

Dear Mr. Knight:

In your letter dated November 12, 2002, as supplemented by conversations with the staff, the NASDAQ Stock Market, Inc. (NASDAQ) requests that no-action advice and exemptive relief with respect to specified rules under the Securities Exchange Act of 1934 (Exchange Act) previously given to the American Stock Exchange (AMEX) for certain Portfolio Depositary Receipts (PDRs) and Index Fund Shares,[1] be extended to the trading of these products on the NASDAQ.[2] We are responding to your request and have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

Specifically, the NASDAQ seeks on behalf of itself and persons or entities engaging in transactions involving Fund Shares, certain exemptions from, or no-action advice regarding, Section 11(d)(1) of the Exchange Act and Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5, and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Fund Shares and the creation and redemption of Fund Shares, that meet the criteria enunciated in the AMEX Letter.[3]

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[1] As in your incoming letter, PDRs and Index Fund Shares are collectively referred to as "Exchange Traded Funds" or "ETFs". Shares, portfolio deposit receipts, or units of beneficial interest issued by ETFs for trading are collectively referred to as "Fund Shares".

[2] In a letter to the AMEX, the Securities and Exhange Commission (Commission), granted certain relief from Section 11(d)(1) of the Exchange Act and Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5, and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M, to a class of ETFs that meet specified criteria. See letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath, Vice President, AMEX, dated August 17, 2001(AMEX Letter). Unlike the AMEX Letter, you do not ask for and we do not grant relief from Rule 10a-1, as it does not apply to trading on the NASDAQ.

[3] In addition to the AMEX Letter, the Commission has granted relief under these rules to many ETFs traded on the AMEX and other exchanges. See letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James F. Duffy, General Counsel, AMEX, dated January 22, 1993 (regarding SPDRs listed on the AMEX); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to

Response:

The AMEX Letter describes conditions for ETFs that if met, alleviate the need for individual funds to apply to the Commission for relief to trade as intended. The NASDAQ has obtained the necessary Rule 19b-4(e) listing approval for ETFs from the Commission,[4] as required in the AMEX Letter. However, the NASDAQ currently cannot meet another of the prerequisites for relief, i.e., that qualified ETFs must trade on a "registered national securities exchange".[5]

As you describe in your letter, the NASDAQ is a large and well-established stock market. Given the NASDAQ's adoption of approved listing standards and your representations regarding the NASDAQ's trading capabilities, it is appropriate to extend the relief previously granted to national securities exchanges to the NASDAQ for the purpose of trading ETFs.

Therefore, the relief described in the AMEX Letter, excluding the exemption from Rule 10a-1, is hereby extended to qualified ETFs trading on the NASDAQ.[6] This grant of relief is explicitly subject to all of the requirements and conditions of the AMEX Letter, except the Exchange Requirement. Requests for relief from NASDAQ-listed ETFs that cannot meet the criteria will continue to be considered upon request, on a case-by-case basis.

These exemptions and no-action positions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and

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James F. Duffy, General Counsel, AMEX, dated March 3, 1999 (regarding Nasdaq 100 Fund listed on the AMEX); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated September 5, 2000 (regarding iShares S&P 100 listed on the CBOE); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated December 1, 2000 (regarding iShares S&P 100 Global listed on the NYSE).

[4] Securities Exhange Act Release No. 45920 (May 13, 2002).

[5] Hereinafter referred to as the "Exchange Requirement".

[6] The Commission continues to review NASDAQ's pending application to register as a national securities exchange. This letter does not address or resolve the issues presented in that application, does not make any findings with respect thereto, and does not suggest what, if any, future actions the Commission may take with regard to that application.

anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 there under. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James Brigagliano
Assistant Director

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 10, 2002

The proposal requests that the board of directors adopt a "policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which undermine the American war on terrorism."

There appears to be some basis for your view that T. Rowe Price may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if T. Rowe Price omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which T. Rowe Price relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor